Highland Opportunities and Income Fund SC TO-I/A

Exhibit 99.(a)(5)(3)

Highland Opportunities and Income Fund (HFRO) Announces Completion of Oversubscribed Tender and Exchange Offer

DALLAS, March 5, 2025 - The Highland Opportunities and Income Fund (NYSE:HFRO) (“HFRO” or the “Fund”) today announced the successful completion of its tender and exchange offer (the “Exchange Offer”) to exchange common shares (the “Common Shares”) for newly issued 5.375% Series B Preferred Shares (the “Preferred Shares”).

Based on the preliminary results of the Exchange Offer, the Fund expects to exchange 10,000,000 Common Shares for Preferred Shares with an aggregate liquidation preference of approximately $100 million. As the Exchange Offer was oversubscribed, the Fund intends to exchange Common Shares from all tendering shareholders on a pro rata basis as described in the Offer to Exchange. Any Common Shares that are not accepted for tender will be returned to the common shareholders that tendered them.

The successful completion of the oversubscribed tender offer demonstrates HFRO’s ongoing commitment to enhancing long-term shareholder value. The Exchange Offer is part of the ongoing, targeted strategy from the Fund’s adviser, NexPoint Asset Management, L.P. (the “Adviser”), and the Board of Trustees (the “Board”) to address the Common Share price’s discount to net asset value (“NAV”) and attempt to enhance long-term shareholder value by allowing shareholders to tender their Common Shares at a significant premium to the current market price.

In exchange for the Common Shares tendered, participating shareholders will receive Preferred Shares valued at their liquidation preference of $25.00 per share. The Preferred Shares will be issued as promptly as practicable and are expected to be listed on the New York Stock Exchange ("NYSE"). The Preferred Shares received an Investment Grade (BBB+) rating from Egan-Jones.

Dividends and distributions on the Preferred Shares are cumulative from their original issue date at the annual rate of 5.375% of the $25.00 per share liquidation preference and will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning with the first payment on March 31, 2025.

About the Highland Opportunities and Income Fund
The Highland Opportunities and Income Fund (NYSE: HFRO) is a closed-end fund managed by NexPoint Asset Management, L.P. For more information visit nexpointassetmgmt.com/opportunities-income-fund.

About NexPoint Asset Management, L.P.
NexPoint Asset Management, L.P. is an SEC-registered investment adviser. It is the adviser to a suite of registered funds, including open-end mutual funds and closed-end funds. For more information nexpointassetmgmt.com,

Risks and Disclosures
Additional terms and conditions of the Exchange Offer were set forth in the Fund’s offering materials, which were filed with the U.S. Securities and Exchange Commission (the “SEC”) and distributed to the Fund’s common shareholders. As the number of Common Shares tendered for the Fund exceeded the maximum amount of the Exchange Offer, the Fund will purchase Common Shares from tendering shareholders on a pro-rata basis (disregarding fractional Common Shares and fractional Preferred Shares).

The Fund has concluded the exchange offer described in this press release. This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of HFRO and the above statements are not intended to constitute an offer to participate in any tender or exchange offer. The solicitation and the offer to exchange Common Shares of HFRO was made pursuant to an offer to exchange and related materials that HFRO filed with the SEC and distributed to Fund Shareholders. Investors could obtain free copies of the Exchange Offer Statement and other documents filed with the SEC at the SEC’s web site at sec.gov or on the Fund’s website at nexpointassetmgmt.com/opportunities-income-fund.

The Fund is relying on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Fund has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

Investors should consider the investment objectives, risks, charges, and expenses of the Highland Opportunities and Income Fund carefully before investing. This and other information can be found in the Fund’s annual report, which may be obtained by calling (800) 357-9167 or on the website at nexpointassetmgmt.com. Please read the annual report carefully before you invest. Any distribution paid by the Fund may include a return of capital. Please refer to the 19(a)-1 Source of Distribution Notice on the NexPoint Asset Management website for Section 19 notices that provide estimated amounts and sources of the Fund’s distributions, which should not be relied upon for tax reporting purposes.

CONTACTS

Investor Relations
Kristen Griffith
IR@nexpoint.com

Media Relations
Comms@nexpoint.com